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[redacted]

04012441

January 26, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

SUPPL

04 JAN 29 7:21

Re: File Number: 82-5233

Dear Sirs:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

(1) Flash Report: Consolidated and Non-consolidated Financial Statements for the six-month period ended, September 30, 2003 dated November 14, 2003

Since the information (1) above does not fall within "press releases and all other communications or materials distributed directly to security-holders of each class of securities to which the exemption relates", we have enclosed brief description of the information in lieu of submitting English translation.

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Thank you for your attention.

Yours truly,

Shinichiro Kitamura

SK
cc. BELLUNA CO., LTD.
THE BANK OF NEW YORK

dlw 1/30

File No. 82-5233

Brief Explanation of
Flash Report: Consolidated and Non-consolidated Financial Statements
For the six month period ended September 30, 2003 and dated November 14, 2003

This information is Flash Report, so-called *Kessan Tanshin,* which should be submitted to the Tokyo Stock Exchange pursuant to Article 2 of the Regulation of Timely Disclosure of Listed Securities in the Tokyo Stock Exchange.

The Flash Report includes consolidated and non-consolidated financial statements of the Company for the relevant period while it does not include audit report. The Flash Report also includes (i) brief segmented business information on a consolidated basis; (ii) management policy and strategy; and (iii) brief explanations and clarifications of the results of operations for the relevant period.

The Flash Reports states the following information: As of September 30, 2003, the total assets of the Company were 85,917 million yen, and the total shareholders' equity was 39,398 million yen. For the six month period ended September 30, 2003, the net sales amounted to 50,651 million yen, the operating income amounted to 4,182 million yen, and the net income amounted to 2,576 million yen. The Company mainly engages in the mail-order business. As of September 30, 2003, the Company has seven consolidated subsidiaries.

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